Exhibit 99.1

DHT Holdings, Inc. First Quarter 2026 Results

HAMILTON, BERMUDA, May 5, 2026 – DHT Holdings, Inc. (NYSE: DHT) (“DHT” or the “Company”) today announced:

FINANCIAL HIGHLIGHTS:

USD mill. (except per share)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025	2024
Shipping revenues	186.3	143.9	107.2	127.9	118.2	497.2	567.8
Adjusted net revenues[1]	157.2	117.8	79.1	92.8	79.3	369.1	388.2
Adjusted EBITDA[2]	133.3	95.3	57.7	69.0	56.4	278.4	294.6
Profit after tax	164.5	66.1	44.8	56.0	44.1	211.0	181.5
EPS – basic	1.02	0.41	0.28	0.35	0.27	1.31	1.12
EPS – diluted	1.02	0.41	0.28	0.35	0.27	1.31	1.12
Dividend[3]	0.64	0.41	0.18	0.24	0.15	0.98	0.95
Interest bearing debt	505.3	428.7	268.5	302.8	364.1	428.7	409.4
Cash and cash equivalents	126.2	79.0	81.2	82.7	80.5	79.0	78.1
Net debt	379.1	349.7	187.3	220.1	283.6	349.7	331.3

QUARTERLY HIGHLIGHTS:

●
In the first quarter of 2026, the Company achieved average combined time charter equivalent earnings of $78,800 per day, comprised of $91,700 per day for the Company’s VLCCs operating in the spot market and $61,300 per day for the Company’s VLCCs on time charter.

●
Adjusted EBITDA for the first quarter of 2026 was $133.3 million. Net profit for the quarter was $164.5 million, equating to $1.02 per basic share. After adjusting for the $60.0 million gain on sale of DHT Europe and DHT China and the non-cash fair value gain related to interest rate derivatives of $1.1 million, the Company had ordinary net income for the quarter of $103.4 million, equating to $0.64 per basic share.

●
In the fourth quarter of 2025, the Company entered into agreements to sell DHT Europe and DHT China, each built in 2007, for an aggregate consideration of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China was delivered on March 30, 2026. Following the repayment of existing debt associated with one of the vessels in the amount of $5.6 million, the Company received net cash proceeds of approximately $95.0 million. The Company recognized a gain of $60.0 million in the first quarter of 2026 in connection with the sales.

●
In the first quarter of 2026, the Company took delivery of the first three vessels under its newbuilding program and paid $158.3 million in related installments. As of March 31, 2026, total payments under the program amounted to $444.2 million, with remaining expected installments of $77.5 million. The newbuilding program is partially funded through a $308.4 million post-delivery senior secured credit facility.

●
During the first quarter of 2026, the Company developed fixed‑rate coverage and near‑term earnings visibility through a combination of new time charter contracts and a time charter extension for its VLCC fleet:

●	DHT Redwood, built in 2011, secured a one‑year time charter at $105,000 per day, which commenced in March 2026.
●	DHT Taiga, built in 2012, was fixed on a one‑year time charter at $94,000 per day, which commenced in March 2026.
●	DHT Opal, built in 2012, entered into a one‑year time charter at $90,000 per day, which commenced in February 2026.
●
DHT Harrier, built in 2016, extended its time charter agreement for five years with two optional extension periods for one year each, at $47,500 per day for the fixed five-year term, $49,000 for the first optional year, and $50,000 for the second optional year.

●	DHT Gazelle, newbuilding delivered ex yard, into a five- to seven-year time charter contract, which commenced in March 2026.

●
In January 2026, the Company agreed to sell DHT Bauhinia, built in 2007, for a price of $51.5 million. The vessel is expected to be delivered to the new owner during June/July 2026. The vessel is debt free and the Company expects to record a gain of $34.2 million related to the sale.

●
For the first quarter of 2026, the Company declared a cash dividend of $0.64 per share of outstanding common stock, payable on May 28, 2026, to shareholders of record as of May 21, 2026. This marks the 65th consecutive quarterly cash dividend and is in line with the Company’s capital allocation policy to pay out 100% of ordinary net income. The shares will trade ex-dividend from May 21, 2026.

OPERATIONAL HIGHLIGHTS:

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025	2024
Operating days[4]	2,034.5	1,979.6	1,961.2	2,030.2	2,084.2	8,055.1	8,784.0
Scheduled off hire days	25.0	23.3	-	24.1	-	47.3	93.1
Unscheduled off hire[5]	0.1%	0.0%	0.2%	0.0%	0.0%	0.1%	1.1%
Revenue days[6]	1,994.1	1,955.5	1,951.2	2,003.4	2,076.9	7,987.0	8,594.9
Spot exposure[5]	57.3%	53.5%	54.9%	60.1%	70.6%	59.9%	76.4%
VLCC time charter rate per day	$ 61,300	$ 49,400	$ 42,800	$ 42,800	$ 42,700	$ 44,600	$ 38,900
VLCC spot rate per day	$ 91,700	$ 69,500	$ 38,700	$ 48,700	$ 36,300	$ 47,300	$ 47,200

Current Market Pillars
The VLCC market is influenced by the following primary drivers:

●	Basic Supply-Demand Fundamentals: The balance continues to support freight rates, as evidenced during the second half of 2025.
●	Strategic Fleet Consolidation: Market structure has been strengthened by significant consolidation activity from a private aggregator during the first quarter of 2026.
●
Geopolitical Risk Premiums: Regional hostilities involving Iran have introduced significant risk premiums on certain trade routes, resulting in substantial earnings differences between the various trading routes.

●
Near term loss in crude oil available for transportation from the Middle East Gulf (MEG) is compensated by reduced vessel productivity through: 1) increased transportation distances as refiners source barrels from further away, and 2) approximately 10% of the VLCC fleet being tied up either with cargo and waiting to exit the MEG or, waiting to load from Saudi Arabia’s western export facility.

Future Catalysts
We believe several emerging trends warrant specific attention, as they are expected to provide further longer-term tailwinds for our operations:

●
Sanction Relief and Trade Normalization: Potential sanctions relief on Venezuelan and Iranian crude exports would likely shift volumes from the “shadow fleet” to compliant, independent operators, thereby expanding the addressable market for our vessels.

●
Fleet Modernization & Demolition: We anticipate that a shift toward compliant trade will deprive the aging, non-compliant “shadow fleet” of employment, likely accelerating the retirement of sub-standard tonnage and further tightening global vessel supply.

●
Energy Security & Inventory Replenishment: A heightened focus on national energy security could trigger long-term crude oil inventory building, supporting transportation demand beyond immediate consumption needs.

Strategic Positioning

●	Consistent with the outlook presented in our previous reports, we observe that end-users are increasingly seeking to secure vessel capacity in response to tightening market conditions.
●
We have strategically positioned our fleet for the first half of the year to seize on this development, capturing spot market rewards whilst selectively securing term employment to reduce volatility and enhance earnings visibility.

●	The delivery of our four VLCC newbuildings is proving well-timed, with one vessel already commencing a long-term charter with a key customer.
●	Our disciplined capital allocation policy remains a priority, ensuring that the positive market developments and our strategic positioning will reward shareholders through quarterly cash dividends.

As of March 31, 2026, DHT had a fleet of 23 VLCCs in operation, with a total dwt of 7,164,430. For more details on the fleet, please refer to the web site: https://www.dhtankers.com/fleetlist/.

SUBSEQUENT EVENT HIGHLIGHTS:

●	In May, the Company entered into two one-year time charter agreements for DHT Sundarbans, built in 2012, and DHT Amazon, built in 2011, at an average rate of $109,000 per day.

OUTLOOK:

Estimated Q2 2026
Total term time charter days	997
Average term time charter rate ($/day)[7]	$ 73,900
Total spot days for the quarter	1,025
Spot days booked to date	720
Average spot rate booked to date ($/day)	$ 168,300
Spot P&L break-even for the quarter[8]	$ -

●
Thus far in the second quarter of 2026, 70% of the available VLCC spot days have been booked at an average rate of $168,300 per day on a discharge-to-discharge basis. 85% of the available VLCC days, combined spot and time charter days, have been booked at an average rate of $113,500 per day.

Footnotes:
1 Shipping revenues net of voyage expenses.
2 See reconciliation under “Reconciliation of non-gaap financial measures”.
3 Per common share.
4 Operating days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company.
5 As % of total operating days in period.
6 Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire or repositioning days in connection with sale.
7 The month of April includes estimated profit-sharing. The months of May and June assume only the base rate.
8 Spot P&L break-even for the second quarter is less than zero as term time charter earnings are expected to exceed forecasted costs.

FIRST QUARTER 2026 FINANCIALS

The Company reported shipping revenues for the first quarter of 2026 of $186.3 million compared to shipping revenues of $118.2 million in the first quarter of 2025. The increase from the 2025 period to the 2026 period includes $72.8 million attributable to higher revenue per day, partially offset by $4.7 million attributable to a decrease in total revenue days resulting from a smaller fleet size.

Other revenues for the first quarter of 2026 were $0.2 million compared to $0.4 million in the first quarter of 2025 and relate to technical management services provided. The decrease is due to a reduction in the fleet size for which the Company provides third-party technical management services.

The Company recorded a gain of $60.0 million in the first quarter of 2026 related to the sale of DHT Europe and DHT China, compared to a gain of $19.8 million in the first quarter of 2025 related to the sale of DHT Scandinavia.

Voyage expenses for the first quarter of 2026 were $29.1 million, compared to voyage expenses of $38.8 million in the first quarter of 2025. The decrease was primarily due to fewer vessels operating in the spot market during the quarter, which led to a reduction in voyage expenses. Specifically, bunker expenses decreased by $10.8 million and other voyage-related costs decreased by $0.5 million, partially offset by an increase in broker commission by $1.0 million and an increase in port expenses of $0.6 million. Voyage expenses will generally vary depending on the actual trading patterns during a quarter.

Vessel operating expenses for the first quarter of 2026 were $19.1 million, compared to $17.8 million in the first quarter of 2025. The increase was mainly due to higher spares and consumables expense of $1.9 million, higher repair and maintenance expense of $0.2 million, and higher insurance expense of $0.1 million, partially offset by lower crewing expenses of $0.6 million and lower other operating expenses of $0.4 million.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $25.6 million for the first quarter of 2026, compared to $27.3 million in the first quarter of 2025. The decrease was due to a decrease in vessel depreciation of $0.6 million and a decrease in depreciation of drydocking and exhaust gas cleaning systems of $1.0 million, due to fewer vessels in the fleet and DHT Bauhinia being classified as held for sale as of end January 2026, partially offset by depreciation on the three newbuildings delivered during the quarter.

General and administrative (“G&A”) expense for the first quarter of 2026 was $5.0 million, consisting of $4.0 million cash and $1.0 million non-cash charges, compared to $5.5 million in the first quarter of 2025, consisting of $3.8 million cash and $1.7 million non-cash charges. Non-cash G&A expense includes accruals for social security tax.

Net financial expenses for the first quarter of 2026 were $3.0 million compared to $4.8 million in the first quarter of 2025. The decrease was mainly due to a $1.1 million non-cash gain related to interest rate derivatives and a $0.7 million reduction in interest expense resulting from lower interest rates.

As a result of the foregoing, the Company had a net profit in the first quarter of 2026 of $164.5 million, or earnings of $1.02 per basic share and $1.02 per diluted share, compared to a net profit in the first quarter of 2025 of $44.1 million, or earnings of $0.27 per basic share and $0.27 per diluted share. The increase from the first quarter of 2025 to the first quarter of 2026 was mainly due to a $118.8 million increase in operating income, along with a $1.8 million decrease in net financial expenses.

Net cash provided by operating activities for the first quarter of 2026 was $98.7 million compared to $59.2 million for the first quarter of 2025. The increase was due to a net profit of $164.5 million in the first quarter of 2026 compared to a net profit of $44.1 million in the first quarter of 2025, partially offset by $44.4 million related to non-cash items included in net profit and a $36.6 million change in operating assets and liabilities.

Net cash used in investing activities was $62.0 million in the first quarter of 2026, comprised of $160.0 million related to investment in vessels under construction, $2.8 million related to investment in vessels and $0.2 million related to investment in other property, plant and equipment, partially offset by $101.0 million related to sale of vessels. Net cash provided by investing activities was $16.7 million in the first quarter of 2025 and was mainly related to $42.5 million for the sale of DHT Scandinavia, partially offset by $25.8 million related to investment in vessels under construction.

Net cash provided by financing activities for the first quarter of 2026 was $10.5 million, comprised of $316.5 million related to issuance of long-term debt, partially offset by $225.0 million related to prepayment of long-term debt, $66.0 million related to cash dividend paid, $8.9 million related to scheduled repayment of long-term debt and $5.6 million related to repayment of long-term debt in connection with sale of vessels. Net cash used in financing activities for the first quarter of 2025 was $73.6 million, comprised of $42.4 million related to prepayment of long-term debt, $27.3 million related to cash dividend paid, and $13.6 million related to scheduled repayment of long-term debt, partially offset by $10 million related to issuance of long-term debt.

As of March 31, 2026, the cash balance was $126.2 million, compared to $79.0 million as of December 31, 2025.

The Company monitors its covenant compliance on an ongoing basis. As of March 31, 2026, the Company was in compliance with its financial covenants.

As of March 31, 2026, the Company had 161,041,637 shares of common stock outstanding compared to 160,799,407 shares as of December 31, 2025.

The Company declared a cash dividend of $0.64 per common share for the first quarter of 2026 payable on May 28, 2026, for shareholders of record as of May 21, 2026.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The Company assesses the financial performance of its business using a variety of measures. Certain of these measures are termed “non-GAAP measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. These non-GAAP measures include “Adjusted Net Revenue”, “Adjusted EBITDA” and “Adjusted spot time charter equivalent per day”. The Company believes that these non-GAAP measures provide useful supplemental information for its investors and, when considered together with the Company’s IFRS financial measures and the reconciliation to the most directly comparable IFRS financial measure, provide a more complete understanding of the factors and trends affecting the Company’s operations. In addition, DHT’s management measures the financial performance of the Company, in part, by using these non-GAAP measures, along with other performance metrics. The Company does not regard these non-GAAP measures as a substitute for, or as superior to, the equivalent measures calculated and presented in accordance with IFRS. Additionally, these non-GAAP measures may not be comparable to other similarly titled measures used by other companies and should not be considered in isolation or as a substitute for analysis of the Company’s operating results as reported under IFRS.

USD in thousands except time charter equivalent per day	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2025	2024
Reconciliation of adjusted net revenue
Shipping revenues	186,285	143,931	107,151	127,950	118,165	497,197	567,835
Voyage expenses	(29,083)	(26,081)	(28,047)	(35,131)	(38,828)	(128,088)	(179,623)
Adjusted net revenues	157,203	117,850	79,104	92,819	79,337	369,109	388,212

Reconciliation of adjusted EBITDA
Profit after tax	164,527	66,074	44,805	56,032	44,051	210,962	181,460
Income tax expense	126	207	93	29	84	413	608
Other financial expenses	485	544	520	885	447	2,396	2,088
Net (gain)/loss on derivative instruments at fair value	(1,119)	(185)	354	-	-	170	-
Interest expense	4,424	2,290	2,586	4,186	5,106	14,169	30,399
Interest income	(784)	(590)	(936)	(820)	(793)	(3,139)	(3,918)
(Gain)/loss, sale of vessels	(59,994)	-	(15,688)	(17,459)	(19,795)	(52,943)	-
Reversal of previous impairment charges	-	-	-	-	-	-	(27,909)
Depreciation and amortization	25,647	26,991	25,969	26,139	27,270	106,370	111,884
Adjusted EBITDA	133,312	95,333	57,703	68,992	56,370	278,398	294,612

Reconciliation of adjusted spot time charter equivalent per day*
Spot time charter equivalent per day	91,700	69,500	38,700	48,700	36,300	47,300	47,200
IFRS 15 impact on spot time charter equivalent per day**	14,300	6,000	3,000	(6,500)	1,200	800	(900)
Adjusted spot time charter equivalent per day	106,000	75,500	41,700	42,200	37,500	48,100	46,300

* Per revenue days. Revenue days are the aggregate number of calendar days in the period in which the vessels are owned by the Company or chartered by the Company less days on which a vessel is off hire.
** For vessels operating on spot charters, voyage revenues are calculated on a discharge-to-discharge basis. Under IFRS 15, spot charter voyage revenues are calculated on a load-to-discharge basis. IFRS 15 impact refers to the timing difference between discharge-to-discharge and load-to-discharge basis.

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The Company will host a conference call and webcast, which will include a slide presentation, at 8:00 a.m. ET/14:00 CET on Wednesday, May 6, 2026, to discuss the results for the quarter.

To access the conference call the participants are required to register using this link:
https://register-conf.media-server.com/register/BI291f5afb35fd406dbae39bce2af57f0c

Upon registering, each participant will be provided with the dial-in info and a unique PIN to join the call as well as an e-mail confirmation with the details. Participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the “Call Me” feature from an immediate callback from the system. The call will come from a US number.

The webcast, which will include a slide presentation, will be available at the following link:
https://edge.media-server.com/mmc/p/2t2juoz5 and can also be accessed at http://www.dhtankers.com.

A recording of the audio and slides presented will be available until May 13, 2026, at 14:00 CET. The recording can be accessed through the following link:
https://edge.media-server.com/mmc/p/2t2juoz5

ABOUT DHT HOLDINGS, INC.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our combination of market exposure and fixed income contracts for our fleet; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit http://www.dhtankers.com.

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2026.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
($ in thousands)

	Note	March 31, 2026 (Unaudited)	December 31, 2025 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$126,246	79,034
Accounts receivable and accrued revenues	7	85,288	53,338
Capitalized voyage expenses		1,701	1,684
Prepaid expenses		6,501	9,678
Derivative financial assets	4	355	10
Inventories		30,241	24,682
Assets held for sale	5	16,777	40,488
Total current assets		$267,110	208,915

Non-current assets
Vessels	5	$1,452,955	1,083,891
Vessels under construction	5	55,676	301,651
Other property, plant and equipment		7,399	7,117
Goodwill		1,356	1,356
Derivative financial assets	4	595	19
Total non-current assets		$1,517,980	1,394,034

TOTAL ASSETS		$1,785,089	1,602,949

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses		$33,933	22,761
Derivative financial liabilities	4	-	68
Current portion long-term debt	4	104,647	39,500
Other current liabilities		914	994
Deferred shipping revenues	8	6,593	11,397
Total current liabilities		$146,087	74,720

Non-current liabilities
Long-term debt	4	$400,696	389,244
Derivative financial liabilities	4	-	131
Other non-current liabilities		5,528	5,598
Total non-current liabilities		$406,224	394,973

TOTAL LIABILITIES		$552,311	469,693

Equity
Common stock at par value	6	$1,610	1,608
Additional paid-in capital		1,225,641	1,223,719
Retained earnings / (accumulated deficit)		2,282	(96,216)
Translation differences		532	498
Other reserves		2,640	3,577
Total equity attributable to the Company		1,232,706	1,133,186
Non-controlling interest		73	71
Total equity		$1,232,779	1,133,257

TOTAL LIABILITIES AND EQUITY		$1,785,089	1,602,949

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands, except shares and per share amounts)

		Q1 2026	Q1 2025
	Note	Jan. 1 - Mar. 31, 2026	Jan. 1 - Mar. 31, 2025
Shipping revenues		$186,285	118,165

Other revenues		191	409

Total revenues	3	$186,476	118,574

Gain on sale of vessels	5	59,994	19,795

Operating expenses
Voyage expenses		(29,083)	(38,828)
Vessel operating expenses		(19,126)	(17,828)
Depreciation and amortization	5	(25,647)	(27,270)
General and administrative expenses		(4,957)	(5,548)
Total operating expenses		$(78,812)	(89,474)

Operating income		$167,658	48,895

Interest income		784	793
Interest expense		(4,424)	(5,106)
Net gain on derivative instruments at fair value	4	1,119	-
Other financial expense		(485)	(447)
Profit before tax		$164,653	44,135

Income tax expense		(126)	(84)
Profit after tax		$164,527	44,051
Attributable to owners of non-controlling interest		2	(71)
Attributable to the owners of parent		$164,525	44,122

Attributable to the owners of parent
Basic earnings per share		1.02	0.27
Diluted earnings per share		1.02	0.27

Weighted average number of shares (basic)		161,028,180	160,495,965
Weighted average number of shares (diluted)		161,215,969	160,558,807

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands)

		Q1 2026	Q1 2025
	Note	Jan. 1 - Mar. 31, 2026	Jan. 1 - Mar. 31, 2025
Profit after tax		$164,527	44,051

Other comprehensive income:
Items that may be reclassified subsequently to income statement:
Exchange gain on translation of foreign currency
denominated subsidiary		33	141
Total		$33	141

Other comprehensive income		$33	141

Total comprehensive income for the period		$164,561	44,192

Attributable to owners of non-controlling interest		$2	(6)
Attributable to the owners of parent		$164,558	44,198

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q1 2026	Q1 2025
	Note	Jan. 1 - Mar. 31, 2026	Jan. 1 - Mar. 31, 2025
CASH FLOW FROM OPERATING ACTIVITIES
Profit after tax		$164,527	44,051

Adjustments for:		(35,959)	8,401
Depreciation and amortization	5	25,647	27,270
Amortization of deferred debt issuance cost		581	601
Gain on sale of vessels	5	(59,994)	(19,795)
Capitalized interest	5	(2,170)	(1,596)
Net gain on derivative instruments at fair value		(1,119)	-
Compensation related to options and restricted stock		989	1,850
Net foreign exchange differences		108	70
Income adjusted for non-cash items		$128,568	52,452

Changes in operating assets and liabilities		(29,829)	6,760
Accounts receivable and accrued revenues		(30,418)	2,517
Capitalized voyage expenses		(18)	(195)
Prepaid expenses		3,177	1,873
Accounts payable and accrued expenses		7,792	(3,451)
Deferred shipping revenues		(4,804)	1,362
Inventories		(5,559)	4,655
Net cash provided by operating activities		$98,739	59,212

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels		(2,849)	-
Investment in vessels under construction		(159,971)	(25,809)
Proceeds from sale of vessels		101,009	42,489
Investment in other property, plant and equipment		(166)	(5)
Net cash provided by/(used in) investing activities		$(61,977)	16,675

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	6	(66,027)	(27,286)
Repayment principal element of lease liability		(340)	(353)
Issuance of long-term debt	4	316,462	10,000
Scheduled repayment of long-term debt		(8,941)	(13,554)
Prepayment of long-term debt	4	(225,000)	(42,400)
Repayment of long-term debt, sale of vessels	4	(5,625)	-
Net cash provided by/(used in) financing activities		$10,529	(73,593)

Net increase in cash and cash equivalents		47,291	2,294
Net foreign exchange difference		(80)	73
Cash and cash equivalents at beginning of period		79,034	78,143
Cash and cash equivalents at end of period		$126,246	80,510

Specification of items included in operating activities:
Interest paid		5,651	5,832
Interest received		415	155

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
($ in thousands, except shares)

				Paid-in				Non-
				Additional	Retained Earnings /	Translation	Other	Controlling	Total
	Note	Shares	Amount	Capital	(Accumulated Deficit)	Differences	Reserves	Interest	Equity
Balance at January 1, 2025		159,983,104	$1,600	$1,217,651	$(186,321)	$39	$5,273	$4,459	$1,042,701
Profit after tax					44,122			(71)	44,051
Other comprehensive income					-	76		65	141
Total comprehensive income					44,122	76		(6)	44,192
Cash dividends declared and paid					(27,286)				(27,286)
Compensation related to options and restricted stock		624,509	6	4,236			(2,392)		1,850
Balance at March 31, 2025	6	160,607,613	$1,606	$1,221,887	$(169,485)	$115	$2,881	$4,453	$1,061,457

Balance at January 1, 2026		160,799,407	$1,608	$1,223,719	$(96,216)	$498	$3,577	$71	$1,133,257
Profit after tax					164,525			2	164,527
Other comprehensive income					-	33		-	33
Total comprehensive income					164,525	33		2	164,561
Cash dividends declared and paid					(66,027)				(66,027)
Compensation related to options and restricted stock		242,230	2	1,923			(937)		989
Balance at March 31, 2026	6	161,041,637	$1,610	$1,225,641	$2,282	$532	$2,640	$73	$1,232,779

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2026

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The unaudited interim condensed consolidated financial statements were approved by the Company’s Board of Directors (the “Board”) on May 4, 2026, and authorized for issue on May 5, 2026.

Note 2 – General accounting principles

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2025. The interim results are not necessarily indicative of the results for the entire year or for any future periods.

The interim condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements have been prepared on a historical cost basis. The accounting policies applied in these condensed consolidated interim financial statements are consistent with those presented in the 2025 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Note 3 – Revenue and major customers

DHT’s primary business is operating a fleet of crude oil tankers, with a secondary activity of providing technical management services. The Company is organized and managed as one segment based on the nature and financial effects of the business activities in which it engages and the economic environment in which it operates. The consolidated operating results are regularly reviewed by the Company’s chief operating decision maker, the President & Chief Executive Officer, and the Company does not monitor performance by geographical areas.

The table below details the Company’s total revenues:

$ in thousands	Q1 2026	Q1 2025
Time charter revenues[1]	52,297	26,695
Voyage charter revenues[2]	133,989	91,470
Shipping revenues	186,285	118,165
Other revenues[3]	191	409
Total revenues	186,476	118,574
Revenues relating to IFRS 15	142,495	97,646

1The majority of time charter revenues are recognized in accordance with IFRS 16 Leases, while the portion of time charter revenues related to technical management services, equaling $8,315 thousand in the first quarter of 2026 and $5,767 thousand in the first quarter of 2025, is recognized in accordance with IFRS 15 Revenue from Contracts with Customers.
2Voyage charter revenues are related to revenue from spot charters and are recognized in accordance with IFRS 15.
3Other revenues mainly relate to technical management services provided and are recognized in accordance with IFRS 15.

As of March 31, 2026, the Company had 24 vessels, consisting of 23 vessels in operation, of which 11 were on time charters and 12 were operating in the spot market, and one vessel under construction.

Information about major customers:
For the period from January 1, 2026, to March 31, 2026, five customers represented $27.9 million, $25.3 million, $19.3 million, $18.5 million, and $18.1 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $109.2 million, equal to 59 percent of total shipping revenues of $186.3 million.

For the period from January 1, 2025, to March 31, 2025, five customers represented $35.4 million, $28.7 million, $12.4 million, $7.4 million, and $6.9 million, respectively, of the Company’s total shipping revenues. In aggregate, these five customers represented $90.9 million, equal to 77 percent of total shipping revenues of $118.2 million.

Note 4 – Interest bearing debt

As of March 31, 2026, DHT had interest bearing debt totaling $505.3 million.

Scheduled debt repayments

		Interest		Q2	Q3-Q4
$ in thousands		rate	Maturity	2026	2026	2027	2028	Thereafter	Total
Credit Agricole Credit Facility	SOFR +	2.05%	2028	625	1,250	2,500	25,000	-	29,375
ING Credit Facility [1]	SOFR +	1.90%	2029	5,625	11,250	22,500	22,500	5,625	67,500
ING Credit Facility	SOFR +	1.80%	2029	750	1,500	3,000	3,000	29,250	37,500
Nordea Credit Facility [2]	SOFR + CAS[3] +	1.90%	2027	-	-	59,699	-	-	59,699
DHT Jaguar - Nordea Reducing Revolving Credit Facility	SOFR +	1.75%	2031	710	1,420	2,840	2,840	20,060	27,870
DHT Nokota - Nordea Reducing Revolving Credit Facility	SOFR +	1.50%	2032	1,231	2,462	4,923	4,923	48,000	61,538
ING and Nordea Export Facility	SOFR +	1.32%	2038	2,891	5,783	11,565	11,565	199,496	231,300
Total				11,832	23,664	107,027	69,828	302,431	514,782
Unamortized upfront fees bank loans									(9,439)
Total interest bearing debt									505,343

1 $157.5 mill. undrawn as of March 31, 2026
2 $72.3 mill. undrawn as of March 31, 2026
3 3 months Credit Adjustment Spread (CAS) of 0.26%

Credit Agricole Credit Facility
The credit facility is repayable in quarterly installments of $0.6 million with final payment of $22.5 million in addition to the last installment in December 2028.

ING Credit Facility
In January 2023, the Company entered into a new $405 million secured credit facility, including a $100 million uncommitted incremental facility, with ING, Nordea, ABN AMRO, Credit Agricole, Danish Ship Finance and SEB, as lenders, ten wholly owned special-purpose vessel-owning subsidiaries as borrowers, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.90% and is repayable in quarterly installments of $5.6 million with maturity in January 2029.

In the first quarter of 2025, the Company prepaid $42.4 million under the revolving credit facility and drew down $10 million for corporate purposes. In the second quarter of 2025, the Company prepaid $25.0 million under the revolving credit facility and drew down $10 million and $15 million, respectively, for corporate purposes. In December 2025, the Company drew down $50 million under the revolving credit facility. In January 2026, the Company prepaid $5.6 million of the outstanding balance in connection with the sale of DHT China. In the first quarter of 2026, the Company drew down $90 million and prepaid a total of $225 million in connection with the delivery of the three newbuildings.

In September 2023, the Company entered into a $45 million senior secured credit facility under the incremental facility, with ING, Nordea, ABN AMRO, Danish Ship Finance and SEB, as lenders, one wholly owned special-purpose vessel-owning subsidiary as borrower, and DHT Holdings, Inc., as guarantor. Borrowings bear interest at a rate equal to SOFR plus a margin of 1.80% and is repayable in quarterly installments of $0.75 million with maturity in January 2029.

Nordea Credit Facility
The credit facility bears interest at a rate equal to SOFR plus CAS plus a margin of 1.90%. In June 2023, the Company entered into an amended and restatement agreement to address the cessation of LIBOR. In the fourth quarter of 2023, the Company voluntarily prepaid $23.7 million under the Nordea Credit Facility, covering all scheduled installments for 2024. In the second quarter of 2025, the Company prepaid $40.9 million under the revolving credit facility. Additionally, the Company repaid outstanding debt totaling $11.4 million related to DHT Lotus and DHT Peony in connection with their sale. In the third quarter of 2025, the Company voluntarily prepaid $22.1 million under the Nordea Credit Facility, covering all scheduled installments for Q4 2025 and the entirety of 2026. In the fourth quarter of 2025, the Company drew down $120 million under the revolving credit facility and repaid $64 million in connection with the new facility for DHT Nokota. The resulting net drawdown of $56 million, together with the final installment of $3.7 million, is due in the first quarter of 2027.

DHT Jaguar – Nordea Reducing Revolving Credit Facility
In April 2025, the Company entered into a $30 million reducing revolving credit facility agreement with Nordea as lender, DHT Jaguar Limited as borrower and DHT Holdings, Inc., as guarantor. The credit facility is repayable or reduced in quarterly installments of $0.7 million with a final payment of $13.7 million in April 2031. The credit facility bears an interest rate equal to SOFR plus a margin of 1.75%.

DHT Nokota – Nordea Reducing Revolving Credit Facility
In September 2025, the Company entered into a $64 million reducing revolving credit facility agreement with Nordea as lender, DHT Nokota, Inc. as borrower and DHT Holdings, Inc., as guarantor. The facility was drawn on November 21, 2025, and is repayable or reduced in quarterly installments of $1.2 million with a final payment of $30.8 million in September 2032. The credit facility bears an interest rate equal to SOFR plus a margin of 1.50%.

ING and Nordea – Export Facility
In July 2025, the Company entered into a $308.4 million senior secured credit facility for the post-delivery financing of the Company’s four newbuildings with DHT Antelope, Inc., DHT Addax, Inc., DHT Gazelle, Inc., and DHT Impala, Inc. as borrowers and DHT Holdings, Inc., as guarantor (the “ING and Nordea Export Facility”). The facility was co-arranged by ING and Nordea, with ING acting as Coordinator, Facility Agent, Security Agent and ECA Agent.

During the first quarter of 2026, three of the four newbuildings were delivered, and the Company drew $77.1 million per vessel, resulting in total drawings of $231.3 million under the facility as of March 31, 2026.

Each tranche under the facility becomes repayable in 48 equal quarterly installments, commencing three months after its respective utilization date. Once all four vessels have been delivered, the aggregate quarterly installments will total approximately $3.9 million, with a final balloon payment of $123.4 million due in 2038. The credit facility bears an interest rate equal to SOFR plus a weighted average margin of 1.32%, and the maturity date for each tranche is 12 years from the respective vessel’s delivery date.

Interest rate swaps
Derivatives are classified and measured at fair value in the statement of financial position. Fair value measurement is based on Level 2 in the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Such measurement is based on techniques for which all inputs that have a significant effect on the recorded fair value are observable. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

As of March 31, 2026, the Company had eight amortizing interest rate swaps totaling $195.4 million with maturity in the fourth quarter of 2028. The average fixed interest rate is 3.32%. As of March 31, 2026, the fair value of the derivative financial assets related to the swaps amounted to $950 thousand.

Derivative financial assets

		Notional amount	Current assets	Non-current assets	Fair value
$ in thousands	Expires	Q1 2026	Q1 2026	Q1 2026	Q1 2026
Swap pays 3.2840%, receive floating	Dec. 8, 2028	17,500	37	63	101
Swap pays 3.2840%, receive floating	Dec. 8, 2028	17,500	37	63	101
Swap pays 3.3200%, receive floating	Dec. 8, 2028	7,500	11	19	30
Swap pays 3.2790%, receive floating	Dec. 8, 2028	22,500	51	86	137
Swap pays 3.3110%, receive floating	Oct. 30, 2028	27,870	57	90	148
Swap pays 3.3536%, receive floating	Dec. 8, 2028	32,500	51	87	138
Swap pays 3.3536%, receive floating	Dec. 8, 2028	32,500	51	87	138
Swap pays 3.3536%, receive floating	Dec. 8, 2028	37,500	59	100	158
Total carrying amount		195,370	355	595	950

Covenant compliance

The Company’s financial covenants as of March 31, 2026, are summarized as follows:
(Applicable to all credit facilities)

Covenants	Requirement
Charter free market value of vessels that secure facility must be no less than	135% of borrowings
Value adjusted* tangible net worth	$300 million and 25% of value adjusted total assets
Unencumbered cash of at least	Higher of $30 million or 6% of gross interest bearing debt
Guarantor	DHT Holdings, Inc.

*Value adjusted is defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by a broker approved by the financial institution)

Facility	Vessels Pledged as Security
Credit Agricole Credit Facility	1 VLCC
ING Credit Facility	10 VLCCs
Nordea Credit Facility	6 VLCCs
DHT Jaguar - Nordea Reducint Revolving Credit Facility	1 VLCC
DHT Nokota - Nordea Reducint Revolving Credit Facility	1 VLCC
ING and Nordea - Export Facility	3 VLCCs

As of March 31, 2026, the Company was in compliance with its financial covenants, with significant headroom.

Note 5 – Vessels

A vessel’s recoverable amount is the higher of the vessel’s fair value less cost of disposal and its value in use. The carrying amounts of vessels held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. Each of the Company’s vessels have been viewed as a separate CGU as the vessels have cash inflows that are largely independent of the cash inflows from other assets. In instances where a vessel is considered impaired, it is written down to its recoverable amount. For the quarter ending March 31, 2026, the Company performed an assessment using both internal and external sources of information and concluded that there were no indicators of impairment.

Vessels

Cost of Vessels
$ in thousands
At January 1, 2026	1,812,535
Additions	3,025
Transferred from vessels under construction	408,021
Transferred to asset held for sale	(48,016)
Retirement [1]	(2,071)
At March 31, 2026	2,173,493

Depreciation and amortization
$ in thousands
At January 1, 2026	728,644
Depreciation and amortization [2]	25,205
Transferred to asset held for sale	(31,239)
Retirement [1]	(2,071)
At March 31, 2026	720,539

Carrying Amount
$ in thousands
At January 1, 2026	1,083,891
At March 31, 2026	1,452,955

1 Relates to completed depreciation of drydocking for DHT Lion.
2 Relates solely to depreciation of vessels, drydocking, and EGCS. Depreciation of office leases and other property, plant, and equipment represents and additional $442 thousand, which combined with the depreciation of vessels, drydocking, and EGCS comprises $25,647 thousand in depreciation and amortization.

Gain on sale of vessels
In the fourth quarter of 2025, the Company entered into agreements to sell DHT Europe and DHT China, each built in 2007, for an aggregate consideration of $101.6 million. DHT Europe was delivered to its new owner on January 30, 2026, and DHT China was delivered on March 30, 2026. Following the repayment of existing debt associated with one of the vessels in the amount of $5.6 million, the Company received net cash proceeds of approximately $95.0 million. The Company recognized a gain of $60.0 million in the first quarter of 2026 in connection with the sales.

In the first quarter of 2025, the Company recognized a gain of $19.8 million related to the sale of DHT Scandinavia, built in 2006.

Vessels under construction
The Company has entered into agreements to build four large VLCCs, fitted with exhaust gas cleaning systems, two at Hyundai Samho Heavy Industries Co., Ltd. (“HHI”) and two at Hanwha Ocean Co., Ltd. (“Hanwha”) in South Korea. The average price for the four ships is $130.3 million, adjusted for change orders. As of March 31, 2026, the Company has paid $444.2 million related to the installments under its newbuilding program. Total capitalized borrowing costs related to the financing of the vessels under construction amounted to $14.7 million, at an average interest rate of 6.2% per annum, and total other directly attributable expenses amounted to $4.8 million. The newbuild program is funded in part through a $308.4 million post-delivery senior secured credit facility. The Company took delivery of the first VLCC newbuilding on January 2, 2026. The second and third newbuildings were delivered on March 6, 2026, and March 30, 2026, respectively, with the fourth VLCC scheduled for delivery in June 2026.

Cost of vessels under construction
$ in thousands
At January 1, 2026	301,651
Additions	162,046
Transferred to vessels	(408,021)
At March 31, 2026	55,676

The following table represents future expected payments related to the vessels under construction as of March 31, 2026:

Vessels under construction
$ in thousands
Within the next 12 months	77,481
At March 31, 2026*	77,481

*These are estimates only and are subject to change as construction progresses.

Assets held for sale
In January 2026, the Company agreed to sell DHT Bauhinia, built in 2007, for a price of $51.5 million. The vessel is expected to be delivered to its new owner during June/July 2026 and was classified as assets held for sale as of March 31, 2026. The vessel is debt free and the Company expects to record a gain of approximately $34.2 million related to the sale.

Note 6 – Stockholders’ equity and dividend payments

Common stock
Issued at March 31, 2026	161,041,637
Numbers of shares authorized for issue
at March 31, 2026	250,000,000
Par value	$ 0.01

Common stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Stock repurchases
No stock repurchases were made during the first quarter of 2026 or during the year ended December 31, 2025.

Dividend payments

Dividend payment made year-to date as of March 31, 2026:

Payment date	Total payment	Per common share
$ in thousands, except per common share
February 26, 2026	$66,027	$0.41
Total payments made year-to-date as of March 31, 2026	$66,027	$0.41

Dividend payment made during 2025:

Payment date	Total payment	Per common share
$ in thousands, except per common share
November 19, 2025	$28,944	$0.18
August 25, 2025	$38,592	$0.24
May 28, 2025	$24,091	$0.15
February 25, 2025	$27,286	$0.17
Total payments made during 2025	$118,913	$0.74

Note 7 – Accounts receivable and accrued revenues

As of March 31, 2026, $85.3 million, consisting mainly of accounts receivable with no material amounts overdue, was recognized as accounts receivable and accrued revenues in the interim consolidated statement of financial position, compared to $53.3 million as of December 31, 2025.

Note 8 – Deferred shipping revenues

Deferred shipping revenues relate to charter hire payments paid in advance. As of March 31, 2026, $6.6 million was recognized as deferred shipping revenues in the interim consolidated statement of financial position, compared to $11.4 million as of December 31, 2025.

Note 9 - Financial risk management, objectives, and policies

Note 9 of the consolidated financial statements included in the 2025 Annual Report on Form 20-F provides details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash.

The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On May 4, 2026, the Board approved a dividend of $0.64 per common share related to the first quarter of 2026 to be paid on May 28, 2026, for shareholders of record as of May 21, 2026.

In May, the Company entered into two one-year time charter agreements for DHT Sundarbans, built in 2012, and DHT Amazon, built in 2011, at an average rate of $109,000 per day.